SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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/ /     Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14(a)-12

## KBF POLLUTION MANAGEMENT, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) filing Proxy Statement, if other than Registrant)

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/X/     No fee required.

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PROXY MATERIAL

## KBF POLLUTION MANAGEMENT, INC.
ONE JASPER STREET
PATERSON, NJ 07522

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### NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on December 19, 2001

---

To The Shareholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of KBF POLLUTION MANAGEMENT, INC., a New York corporation ("KBF" or the "Company"), will be held at The Brownstone House located at 351 West Broadway, Paterson, New Jersey, on December 19, 2001, at 9:00 a.m., local time, for the following purposes:

1. To elect six (6) members of the Board of Directors to serve for their respective terms and until their successors have been duly elected and qualified; and,

2. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on November 18, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. Only shareholders of record on the stock transfer books of KBF at the close of business on that date are entitled to notice and to vote at the Meeting.

By Order of the Board of Directors

/s/ Kathi Kreisler
Kathi Kreisler
Secretary

Dated:  November 18, 2001

KBF POLLUTION MANAGEMENT, INC.
ONE JASPER STREET
PATERSON, NJ 07522

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
December 19, 2001

INTRODUCTION, RECORD HOLDERS, VOTING

This Proxy Statement is being furnished to shareholders by the Board of Directors of KBF Pollution Management, Inc., a New York corporation (the "Company"), in connection with the solicitation of proxies for use at the 2001 Annual Meeting of Shareholders of the Company (the "Meeting") to be held at The Brownstone House located at 351 West Broadway, Paterson, New Jersey, on December 19, 2001, at 9:00 a.m., local time, or at any adjournments thereof.

The approximate date on which this Proxy Statement and the accompanying Proxy will first be sent or given to shareholders is November 19, 2001.

Only shareholders of record at the close of business on November 18, 2001, the record date (the "Record Date") for the Meeting, will be entitled to notice of, and to vote at, the Meeting and any adjournment(s) thereof. As of the close of business on the Record Date, there were outstanding 88,967,554 shares of the Company's Common Stock, $0.0001 par value (the "Common Stock"). Each outstanding share of Common Stock is entitled to one vote. There was no other class of voting securities of the Company outstanding on the Record Date. A majority of the outstanding shares of Common Stock present in person or by proxy is required for a quorum.

Shares of Common Stock represented by Proxies, which are properly executed, duly returned and not revoked, will be voted in accordance with the instructions contained therein. If no instruction is indicated on the Proxy, the shares of Common Stock represented thereby will be voted (i) For the election as Directors of the persons who have been nominated by the Board of Directors, and, (ii) at the discretion of the person or persons voting the Proxy with respect to any other matter that may properly be brought before the Meeting. The execution of a Proxy will in no way affect a shareholder's right to attend the Meeting and vote in person. Any Proxy executed and returned by a shareholder may be revoked at any time thereafter if written notice of revocation is given to the Secretary of the Company prior to the vote to be taken at the Meeting, or by execution of a subsequent proxy which is presented at the Meeting, or if the shareholder attends the Meeting and votes by ballot, except as to any matter or matters upon which a vote shall have been cast pursuant to the authority conferred by such Proxy prior to such revocation. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

The cost of solicitation of the Proxies being solicited on behalf of the Board of Directors will be borne by the Company. In addition to the use of the mails, proxy solicitation may be made personally or by telephone or telegram by officers, directors and employees of the Company. The Company will, upon request, reimburse banks, brokerage firms and other custodians for their reasonable expenses in sending soliciting material to the beneficial owner of the shares.

PROPOSAL 1. ELECTION OF DIRECTORS AND MANAGEMENT INFORMATION

The persons listed below are nominees for election as directors at the Meeting. Unless otherwise specified, all Proxies received will be voted in favor of the election of the nominees listed below. Directors shall be elected by a plurality of the votes cast, in person or by proxy, at the Meeting. Management has no reason to believe that any of the nominees will be unable or unwilling to serve as a director, if elected. Should any of the nominees not remain a candidate for election at the date of the Meeting, no substitute candidate will be selected and the Proxies will be voted only in favor of those nominees still standing for election.

IDENTIFICATION OF DIRECTORS

| Name | Age | Period Served as Director | Capacities in which currently serving |
|------|-----|---------------------------|----------------------------------------|
| Lawrence M. Kreisler | 55 | Since 1984 | Chairman, Chief Executive Officer |
| Kathi A. Kreisler | 51 | Since 1984 | Vice President, Secretary, Treasurer |
| Kevin E. Kreisler | 29 | Since July 1998 | President |
| James L. Sonageri | 45 | Since January 2000 | Senior Vice President, General Counsel |
| Stephen Lewen | 49 | Since January 1998 | Director |
| James Green | 48 | Since May 2000 | Senior Vice President |

Lawrence M. Kreisler, Chief Executive Officer of the Company, is a co-founder of the Company and has been Chairman of the Board and a Director since March 1984. Mr. Kreisler invented the technology with which the Company transacts its principal businesses (see "Patents and Proprietary Information"). He served as vice president, secretary and treasurer from March 1984 through December 1994. In January 1995, Mr. Kreisler accepted the Board nomination to serve as president of the Company. From 1973 to 1984 Mr. Kreisler managed pollution treatment systems for several companies in the metal finishing industries. Mr. Kreisler is the husband of Kathi Kreisler, vice president, secretary, treasurer and a director of the Company. He is the father of Kevin Kreisler, president and a director of the Company.

Kathi Kreisler is a Co-founder of the Company and served as its President from 1984 through December 1994. She has been a director since March 1984. In January 1995, Ms. Kreisler became vice president, secretary and treasurer of the Company. From 1979 to 1984, Ms. Kreisler was a principal in Kreisler Bags and Filtration, Inc., which name was subsequently changed to KBF Pollution Management, Inc. Ms. Kreisler is the wife of Lawrence Kreisler, Chief Executive Officer and Chairman of the Board of the Company. She is the mother of Kevin Kreisler, president and a director of the Company.

Kevin Kreisler, president of the Company, served as vice president from January 1998 to February 2000 and director since July 1998. With over eleven years of experience in the industry, Mr. K. Kreisler is charged with implementation of the Company's growth initiatives. Mr. Kreisler has continuously worked for the Company in various capacities since 1990. He has also worked as a law clerk for several law firms and clinics during his tenure at law school (September 1995 to December 1997). Mr. Kreisler is a graduate of Rutgers University College of Engineering (B.S., Civil and Environmental Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D., 1997). Mr. Kreisler is admitted to practice law in New Jersey and the United States District Court for the District of New Jersey. He is the son of Lawrence Kreisler, Chief Executive Officer and Chairman of the Board of the Company, and Kathi Kreisler, a Vice President, Secretary, Treasurer and director of the Company.

IDENTIFICATION OF DIRECTORS (continued)

Dr. Lewen has been a physician, and a member of Suffolk Opthamology Associates, P.C. in Bayshore, New York. Dr. Lewen is a graduate of Cornell University, Columbia University and Chicago Medical School.

James Sonageri, Esq., is admitted to practice law in New Jersey, New York and the United States District Courts for the District of New Jersey, the Southern and Eastern Districts of New York, and the United States Supreme Court. He earned his J.D. degree from The John Marshall School where he was a member of the Law Review and the Gavel Society and received his B.S. degree in accounting from Fairleigh Dickinson University. He is a member of the New Jersey State and New York State Bar Associations and a former member of the Board of Trustees of the Criminal Law Section of the New Jersey State Bar Association. By appointment of the Superior Court of New Jersey, Mr. Sonageri serves as a mediator in the Chancery Mediation Program. He is a Master in the C. Willard Heckel Inn of Court, which is sponsored by Rutgers School of Law. He serves on the New Jersey Publications Advisory Committee for Lawyers Cooperative Publishing. He has appeared as an expert guest commentator on Court TV for both civil and criminal cases. Mr. Sonageri served as a Special Assistant United States Attorney in the United States Attorney's Office for the District of New Jersey and as the Supervisor of the White Collar Crime Unit in the Union County Prosecutor's Office.

James Green, senior vice president of the Company, is the vice president of R.M. Jones. Mr. Green was formerly employed as the Chief Operations Officer for Heritage Environmental Services, the largest privately held environmental company in the U.S, where he was responsible for over eight hundred employees in all aspects of sales and operations. Prior to his employ with Heritage, he was a vice president for Laidlaw, Inc., where he was responsible for twenty-four operations in North America with over fifteen hundred employees and $175 million in revenue. He has also served as president of North East Solvents, where he grew an extremely profitable $40 million company from sales of $4 million within four years. Under Mr. Green's management, R.M. Jones' sales have grown more than 335% in four years, from $3.6 million to $12.1 million, with profits growing from break-even to consistent earnings in excess of five hundred thousand dollars per year.

The Directors of the Company are elected at the annual meeting of stockholders and serve staggered terms. The Company's executive officers are appointed by and serve at the discretion of the Board of Directors, subject to the terms and conditions of the employment agreements described below. There are no arrangements or understandings between any of the Directors of the Company and any other person pursuant to which such person was selected as a Director of the Company.

At the May 2000 Annual Shareholders meeting the following persons were elected to the Board of Directors for the year 2000: Lawrence M. Kreisler, Kathi Kreisler, Kevin Kreisler, Steven Lewen, James L. Sonageri and James Green.

## IDENTIFICATION OF EXECUTIVE OFFICERS

| Name | Age | Capacities in which currently serving |
|------|-----|---------------------------------------|
| Lawrence M. Kreisler | 55 | Chairman, Chief Executive Officer |
| Kathi A. Kreisler | 51 | Vice President, Secretary, Treasurer |
| Kevin E. Kreisler | 29 | President |
| James L. Sonageri | 45 | Senior Vice President, General Counsel |
| James Green | 48 | Senior Vice President |

Each person selected to become an executive officer has consented to act as such and there are no arrangements or understandings between the executive officers or any other persons pursuant to which he or she was or is to be selected as an officer. For a description of the backgrounds of Ms. Kathi Kreisler, Mr. Lawrence Kreisler, Kevin Kreisler, Esq., Mr. James Green and James L. Sonageri, Esq., see Identification of Directors. The information in the above tables is based in part upon information furnished by the respective persons listed above, and, in part, upon records of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification: The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION, AND IS THEREFOR UNENFORCEABLE.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation paid or accrued by the Company during the fiscal years ended December 31, 2000 and 1999 to or on behalf of the Company's President and the other named executive officers of the Company (hereinafter referred to as the "named executive officers") for services rendered in all capacities to the Company whose total aggregate salary and bonus exceeded $100,000:

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | All Other Compensation |
|---|---|---|---|---|---|---|
| | | Salary | Bonus | Other Annual Compensation | Awards, Options, SARs | |
| Lawrence M. Kreisler, CEO | 2000 | 168,300 | - | 4,920 | 100,000 | - |
| | 1999 | 165,000 | - | - | 100,000 | - |
| Kathi A. Kreisler, Sr. Vice President | 2000 | 81,600 | - | 5,195 | 100,000 | - |
| | 1999 | 80,000 | - | - | 100,000 | - |
| Kevin E. Kreisler, President | 2000 | 46,635 | - | 15,717 | 100,000 | - |
| | 1999 | 50,000 | - | - | 14,294,869 | - |
| James L. Sonageri, Sr. Vice President, General Counsel | 2000 | 10,400 | - | - | 2,213,125 | - |
| | 1999 | 5,200 | - | - | 1,875,000 | - |
| | | | | | | - |
| James Green, Sr. Vice President | 2000 | - | - | - | 50,000 | - |

There were stock options granted to the named executive officers during 1999 and 2000. (See "Stock Options" for further information.) The following table sets forth information concerning option exercises and option holdings for the fiscal years ended December 31, 2000 and 1999 with respect to the Company's named executive officers. No stock appreciation rights were exercised or outstanding during such fiscal year.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

| Name | Shares Acquired on Exercise | Value (1) | Securities Underlying Unexercised Options | | Value of In-the-money Options (2) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Lawrence M. Kreisler | 0 | N/A | 9,252,278 | - | - | N/A |
| Kathi A. Kreisler | 0 | N/A | 8,788,778 | - | - | N/A |
| Kevin E. Kreisler | 0 | N/A | 2,862,779 | 11,500,000 | - | 0 |
| James L. Sonageri | 0 | N/A | 4,118,125 | - | - | N/A |
| James Green | 0 | N/A | 175,000 | 1,250,000 | - | 0 |

1. Realized market price at fiscal year end less exercise price.
2. Market price of shares at fiscal year end less exercise price.

EMPLOYMENT AGREEMENTS

The Company has entered into an employment agreement with Lawrence M. Kreisler, as the Chairman of the Board and President of the Company, on November 7, 1997 (the "Lawrence Kreisler Employment Agreement"). The Lawrence Kreisler Employment Agreement provides for a five-year term and shall be extended automatically each day for an additional day so that the remaining term of this agreement will be five years at all times. Either party may, by written notice, fix the term of the Lawrence Kreisler Employment Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to the Lawrence Kreisler Employment Agreement, Mr. Kreisler's annual base salary shall be $165,000, with annual cost of living adjustments. Mr. Kreisler is entitled to reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary to Lawrence Kreisler's 401(k) savings plan. Lawrence Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Lawrence Kreisler Employment Agreement) and his employment may be terminated at any time by the mutual consent of the Board of Directors and Mr. Kreisler. If Mr. Kreisler is terminated by the Company for cause, the Company is obligated to pay him all amounts due under the Lawrence Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Lawrence Kreisler Employment Agreement also includes non-competition provisions which prevent Mr. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors. In January 1998, the Company issued 400,000 stock options to Lawrence Kreisler for past services rendered as a result of voluntarily reducing his salary, which options were revised in 1999 as described below under 'Stock Options.' Mr. L. Kreisler was not paid salary from January 1, 2001 to August 31, 2001, and has been paid a weekly salary at an annualized rate of $50,000 since September 1, 2001.

The Company entered into an employment agreement with Kathi Kreisler, as Vice President, Secretary and Treasurer, on November 7, 1997 (the "Kathi Kreisler Employment Agreement"), which provides for a five-year term from the date signed and shall be extended automatically each day for an additional day so that the remaining term of the agreement will be five years at all times. Either party may, by written notice, fix the term of the Kathi Kreisler Employment Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to this agreement, Ms. K. Kreisler shall receive an annual base salary of $80,000, with cost of living adjustments. Ms. Kreisler is entitled to reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary to Ms. Kreisler's 401(k) savings plan. Kathi Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Kathi Kreisler Employment Agreement) and her employment may be terminated at any time by the mutual consent of the Board of Directors and Ms. Kreisler. If Ms. Kreisler is terminated by the Company for cause, the Company is obligated to pay her all amounts due under the Kathi Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Kathi Kreisler Employment Agreement also includes non-competition provisions, which prevent Ms. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors. Kathi Kreisler voluntarily lowered the amount of her 1997 salary to $3,500, her 1996 salary to $8,325, her 1995 salary to $2,153, her 1994 salary to $20,000 and deferred all 401(k) payments. In January 1998, the Company issued Ms. Kreisler stock options for deferred salaries and past services rendered, which options were revised in 1999 as described below under 'Stock Options.' Ms. K. Kreisler was not paid salary from January 1, 2001 to August 31, 2001, and has been paid a weekly salary at an annualized rate of $40,000 since September 1, 2001.

The terms of the Mr. Kevin Kreisler's employment agreement for 1999 and 2000 included an annual base salary of $80,000 and $125,000, with an automatic 10% annual increase. Mr. Kevin Kreisler will be entitled to an annual bonus equal to 3% of the Company's net income before taxes, reimbursement of business expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. Mr. K. Kreisler has not taken salary from August 1, 2000 to the present.

These employment agreements provide for option issuance in lieu of salary on an as needed basis to cover cash payment shortfalls against the agreed upon annual salaries and incentive stock options. These issues are further described in 'Stock Options,' below.

EMPLOYMENT AGREEMENTS (continued)

The terms of Mr. Sonageri's employment agreement with the Company for 1999 and 2000 were an annual salary of $5,200 and $10,400, respectively, and the issuance of performance based stock options, as further described in Note 14. The agreement for 2001 was negotiated on December 29, 2000 and calls for cash remuneration of $52,000 for 260 hours of service.  The agreement also called for the revision of Mr. Sonageri options to contain a $0.065 exercise price, the market price of the Company's common stock on December 29, 2000. Mr. Sonageri may accept options instead of cash at the Company's option should his billable hours for 2001 exceed 260.

The terms of Mr. Green's employment agreement with the Company for 2000 and 2001 call for no cash salary, and the issuance of stock options.

STOCK OPTIONS

During 1999, 950,000 options were granted to the Company's Directors (3.5% of the total amount issued in 1999). 400,000 of these options were for 1998 service and 550,000 options were for 1999 service. The 1999 service options issued to members of the Kreisler family are exercisable over a period of five years, at $0.22 per share, equal to 110% of market value at grant date. The balance of the 1999 service options are exercisable at $0.20 per share, equal to  the market value at grant date.  3,531,250 options were granted to other officers of the Company during 1999 (13% of the total amount issued in 1999). Of these, 1,656,250 options were granted to the Company's Chief Financial Officer, 250,000 options for 1998 and 1,406,250 for 1999, in addition to $5,200 of cash salary and 1,875,000 options were granted to the Company's general counsel for 1999, in addition to $5,200 of cash salary. The options are exercisable for a period of ten years, at $0.19 per share, equal to the market value at grant date. Options granted to outside directors were valued utilizing the Black-Scholes option model and included in the Financial Statements presented herein at $104,905, in  general and administrative expenses. In accordance with FAS 123, the Company elected to value the employee directors  options at their intrinsic value, as set forth in ARB No. 25, of zero, for Financial Statement purposes.  The options were valued utilizing the Black-Scholes option model in the alternate presentation below. 1,218,751 options were granted to Kevin Kreisler during 2000 (18% of the total amount issued in 2000) as reimbursement for the salary differential between the contractual salary and the amount paid in cash, for services from January 1, 2000 through December 31, 2000.  Mr. K. Kreisler has deferred all of his cash salary since August 2000. The options are exercisable for a period of ten years at an exercise price equal to 110% of the market value at the grant date of December 29, 2000. During 2000, 3,405,750 options were granted to the Company's general counsel and Chief Financial Officer for services rendered. Of these, 1,292,625 options were granted to the Company's Chief Financial Officer (19% of the total amount issued in 2000), in addition to $5,200 of cash salary, and 2,113,125 options were granted to the Company's general counsel (31% of the total amount issued in 2000), in addition to $10,400 of cash salary. The options are exercisable for a period of ten years, at $0.21 per share, equal to the market value at grant date. On December 29, 2000 the Company negotiated an agreement with its general counsel for 2001.  In conjunction with this agreement, all counsel's outstanding options were revised to contain an exercise price equal to the market value on that date. During 2000, 650,000 options were granted to the Company's Directors (10% of the total amount issued in 2000).  300,000 of these options were issued to members of the Kreisler family are exercisable over a period of five years, at $0.23 per share, equal to 110% of market value at grant date. The balance of the 2000 service options are exercisable over a period of ten years at $0.22 per share, equal to  the market value at grant date.

In May of 1999 the shareholders of the Company approved and adopted the KBF 1998 Stock Option Plan (the "ISO Plan").  The Plan superceded and replaced the Company's 1994 plan, under which no options were issued.  The Plan covers 50,000,000 shares of the Company's Common Stock , pursuant to which employees, including officers of the Company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. In addition, non-qualified stock options may be granted under the Plan to employees and consultants. Under the ISO Plan, options may be granted at not less than 100% (110% in the case of 10% shareholders) of the fair market value (100% of the closing bid price on the date of grant) of the Company's Common Stock on the date of grant.  Options granted under the ISO Plan must be exercised within ten years from the date of grant (five years, in the case of 10% shareholders). The optionee may not transfer any option except by will or by the laws of descent and distribution. Options granted under the ISO Plan must be exercised within three months after termination of employment for any reason other than death or disability, and within one year after termination due to death or disability, unless extended by the Board of Directors. The Board of Directors of the Company has the power to impose additional limitations, conditions and restrictions in connection with the grant of any option.  Stock covered under the Plan has been registered with the Securities and Exchange on Form S-8.  As of the date of this report, 10,642,786 options have been issued under this plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2000, certain information concerning stock ownership by persons known by the company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock, each director, and all officers and directors of the Company as a group.

| Name and Address of Beneficial Holder or Identity of Group | Amount and Nature of Beneficial Ownership | Percentage of Outstanding Stock |
|---|---|---|
| Lawrence M. Kreisler<br>14 Maria Drive<br>Sparta, New Jersey 07871 | 16,704,157 | 16.00% (1) (2) |
| Kathi A. Kreisler<br>14 Maria Drive<br>Sparta, New Jersey 07871 | 14,001,453 | 13.76% (1) (3) |
| Kevin E. Kreisler<br>P.O. Box 1134<br>Sparta, New Jersey 07871 | 14,362,779 | 14.07% (4) |
| James L. Sonageri<br>2 Strawberry Lane<br>Upper Saddle River, New Jersey 07458 | 4,183,125 | 4.60% (5) |
| Stephen Lewen<br>10 Cabriolet Lane<br>Melville, NY 11747 | 2,807,258 | 2.89% (6) |
| James Green<br>461 Cooke Street<br>Farmington, Connecticut 06032 | 1,425,000 | 1.41% (7) |
| All Officers and Directors as a group of six persons | 52,158,772 | 37.29% |
| Kreisler Family as a Group | 45,068,389 | 33.94% (8) |

1. Mr. and Ms. Kreisler each disclaim beneficial ownership of the shares of common stock owned by the other.
2. Includes 9,252,278 shares of exercisable options for Common Stock.
3. Includes 8,788,778 shares of exercisable options for Common Stock.
4. Includes 2,862,779 shares of exercisable options and 11,500,000 shares of unexercisable options.
5. Includes 4,118,125 shares of exercisable options for Common Stock.
6. Includes 1,502,258 shares of exercisable options for Common Stock.
7. Includes 175,000 shares of exercisable options and 1,250,000 shares of unexercisable options for Common Stock.
8. Includes stock and options held by Lawrence M. Kreisler, Kathi A. Kreisler and Kevin E. Kreisler

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

During 2000, the directors and officers of the Company reported timely filing of relevant transactions on Form 5.

**ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS**

In May 1996, a new company was formed to service the transportation needs of the Company. The new company, Metal Recovery Transportation Corp. ("MRTC") was financed solely by Mr. Lawrence M. Kreisler, Chairman and Chief Executive Officer of the Company at a time when the Company was unable to do so (See "Description of Business, Transportation Services"). MRTC is licensed in Connecticut, Delaware, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont. Additional permit applications are pending in Illinois, Michigan, North Carolina, Ohio, Pennsylvania, South Carolina, West Virginia and Virginia. MRTC billed the company $826,969, and $480,870 in 1999 and 2000 respectively. The Company uses MRTC's fleet to control the Company's distribution logistic at a greatly reduced cost as compared to unaffiliated licensed transporters and

MRTC has operated at virtually break-even levels since inception. Management believes that the Company is benefiting from favorable pricing as compared to that which could be obtained from unrelated parties.

In November 1997, the Company executed a License Agreement with Lawrence Kreisler, Chairman and Chief Executive Officer of the Company. Mr. Kreisler granted the Company a worldwide, exclusive license to Mr. Kreisler's Patent Rights that are defined as "The Selective Separation Technology" for the purpose of resource recovery of industrial metal bearing waste" (See "Description of Business - Patents and Proprietary Information"). The Company may assign or sub-license the License. Mr. Kreisler shall receive $10,000 for all prior use of the technology and a royalty fee based on a per gallon rate which differs according to the type and quantity of material processed. The License Agreement has a minimum 15-year term which time changes to 5-year evergreen term. In accordance with the License Agreement, the condition upon which royalty payments begin to accrue has not yet been satisfied by the Company. Accordingly, no royalty payments have been made or accrued. The Company provided no financial support for any improvements or related inventions to Mr. Kreisler's processes which might or have resulted in additional patents being issued to Mr. Kreisler.

BOARD COMMITTEES

The Company has the following standing committees: an Audit Committee, Executive Compensation Committee and a Dilution Management Committee. The Audit Committee discussed has discussed the financial statements with Management and has received a letter from the Company's auditors disclosing their status as independent. The Audit Committee recommended the inclusion of the financial statements in the 2000 Form 10-KSB. Dr. Lewen is an independent member of the Audit Committee. The Board of Directors held four meetings during the fiscal year ended December 31, 2000. A majority of the Directors attended each meeting. From time to time, the Board acted by unanimous written consent pursuant to the laws of the State of New York.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE
NOMINEES FOR DIRECTOR.

INDEPENDENT PUBLIC ACCOUNTANTS

For the year ended December 31, 1999, the principal accountant was Irving Handel & Co. P.C. The
Company does not expect that a representative of Irving Handel & Co. P.C. will attend the Meeting, and therefore
would not be making a statement at the Meeting or be available to respond to appropriate questions from
shareholders.

ANNUAL REPORT

All shareholders of record as of the Record Date have been sent, or are concurrently herewith being sent or
given information for electronic access of, a copy of the Company's Annual Report on Form 10-KSB for the fiscal
year ended December 31, 2000. The Form 10-KSB contains certified consolidated financial statements of the
Company and its subsidiaries for the fiscal year ended December 31, 2000.

SHAREHOLDER PROPOSALS

The Company must receive any shareholder proposal intended to be included in the Company's proxy
materials for the 2001 Annual Meeting of Shareholders not later than December 1, 2001.

By Order of the Company,

/s/ Kathi Kreisler

Kathi Kreisler
Secretary

Dated: November 18, 2001

REVOCABLE PROXY - KBF POLLUTION MANAGEMENT, INC.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints Lawrence Kreisler, Kathi Kreisler, Kevin Kreisler, and each of them, proxies, with full powers of substitution, to act for and in the name of the undersigned to vote all shares of Common Stock, $.0001 par value (the "Common Stock"), of KBF Pollution Management, Inc. (the "Company" or "KBF") which the undersigned is entitled to vote at the Annual Meeting of Stockholders (the "Annual Meeting") and any adjournment thereof.  The Annual Meeting will be held at The Brownstone House located at 351 West Broadway, Paterson, New Jersey, on December 19, 2001, at 9:00 a.m., local time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR DIRECTORS LISTED BELOW AND "FOR" ITEM 2

1.        Election Of Directors.
    ___ FOR all nominees listed below              ____ WITHHOLD AUTHORITY
        (except as marked to the                          to vote for all nominees
           contrary below)                                      listed below

Lawrence M. Kreisler for a three year term, Kathi A. Kreisler for a two year term, James L. Sonageri, Esq., for a one year term, Kevin E. Kreisler, Esq., for a three year term, Stephen Lewen for a two year term and James Green for a one year term.

(Instruction: To withhold authority to vote for any individual nominee, print that nominee's name on the line provided below.)

2.        Approval of such other matters that may properly be brought before the Meeting in accordance with the judgment of the person or persons voting the Proxy.

FOR _____          AGAINST _____          ABSTAIN _____

The shares represented by this proxy will be voted as directed by the undersigned.

IF NO INSTRUCTIONS ARE SPECIFIED, THE UNDERSIGNED'S VOTE WILL BE CAST "FOR" THE ELECTION OF THE NOMINEES NAMED IN PROPOSAL 1, "FOR" PROPOSAL 2, AND IN THE DISCRETION OF THE PROXIES AS TO ANY OTHER MATTERS PRESENTED AT THE ANNUAL MEETING.

At the present time, the Board of Directors knows of no other business to be presented at the Annual Meeting.

The undersigned stockholder may revoke this proxy at any time before it is voted by delivering to the Secretary of the Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the Annual Meeting and voting the shares subject to the proxy by written ballot. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment thereof.

Please sign exactly as your name appears on the certificate or certificate or certificates representing shares to be voted by this proxy. When shares are held jointly, both holders should sign.  When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If the signer is a corporation, the full corporate name should be signed by a duly authorized officer.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD.

_____              _____
Signature                                                    Signature, if held jointly


Date: _____, 2001              Date: _____, 2001